300 Colorado Street, Suite 2400
Austin, TX 78701
Tel: +1.737.910.7300 Fax: +1.737.910.7301
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
June 20, 2024	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Silicon Valley
	Hong Kong	Singapore
	Houston	Tel Aviv
VIA EDGAR	London	Tokyo
	Los Angeles	Washington, D.C.
Madrid

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Myra Moosariparambil, Raj Rajan, Sandra Wall

John Hodgin, Cheryl Brown and Timothy Levenberg

Re:	Tamboran Resources Corporation

Registration Statement on Form S-1

Submitted May 3, 2024

File No.: 333-279119

Ladies and Gentlemen:

On behalf of Tamboran Resources Corporation (the “Company”), we submit this letter in connection with the filing of an amendment to the Registration Statement on Form S-1 (the “Public Filing No. 4”) which reflects the Company’s responses to the comment letter received by the Company on June 18, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Registration Statement previously filed by the Company on June 17, 2024 to the SEC (the “Registration Statement”).

For ease of review, we have set forth below each of the numbered comments of your letter followed by the Company’s responses thereto or a statement identifying the location in Public Filing No. 4 of the requested disclosure or revised disclosure. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Public Filing No. 4 and all references to page numbers in such responses are to page numbers in Public Filing No. 4.

June 20, 2024

Amendment No. 3 to Registration Statement on Form S-1

Capitalization, page 66

1.	We note your response to prior comments 1 and 2. However, we note you have not fully addressed the issues, thus the comments are reissued. Please address the following issues:

•	Revise your presentation to include parentheses around the amounts for Accumulated deficit and Accumulated other comprehensive loss in the “Actual” and “As adjusted” columns.

•

You state that you issued the Convertible Note to H&P in the amount of $9,390,500 in exchange and satisfaction of mobilization expenses incurred and did not receive any cash proceeds from the issuance of the Convertible Note. Considering the Convertible Note was issued for mobilization expenses incurred, tell us how you reflected these expenses in the accumulated deficit in the capitalization table. Please revise or advise.

•

We note you intend to issue $7.5 million in shares of Tamboran’s common stock to Daly Waters Energy L.P in satisfaction of certain joint venture related expenses under a joint venture agreement, and you will not receive any proceeds. Please clarify how you reflected the joint venture related expenses in the accumulated deficit in the capitalization table. Please revise or advise.

•

To enhance an investor’s understanding, please revise your capitalization table to include a column reflecting the issuance and conversion of the Convertible Note into 460,318 shares of common stock and issuance of $7.5 million in shares to Daly Waters Energy L.P along with footnotes describing the impact of the transactions.

Response: We acknowledge the Staff’s comments, and with respect to bullets #1 and #4 have revised the Registration Statement accordingly. Please see page 66 of Public Filing No. 4.

With respect to bullet #2, we note the decrease in accounts payable and accrued expenses in connection with the issuance of the Convertible Note is reflected in total liabilities, however, neither the issuance nor the conversion of the Convertible Note affects the Statement of Operations because such mobilization expenses were capitalized to Unproved Properties.

With respect to bullet #3, we note that the Daly Waters Placement was not made as a payment of joint venture related expenses. Rather, The Daly Waters Placement will be made to satisfy certain payment obligations that would have become due in February 2025. Specifically, as a result of not meeting certain project milestones pursuant to the TB1 Joint Venture Agreement by December 31, 2024, the Company would have been required to pay Daly Waters $7.5 million in cash or $15 million in value of CDIs, at the Company’s option. Daly Waters has agreed to accept $7.5 million in shares of the Company’s common stock at the initial public offering price in waiver of this obligation. The obligations to issue shares or pay a cash amount to Daly Waters are not recorded on our balance sheet and thus will not impact total liabilities or accumulated deficit. Please see the description of the TB1 Joint Venture Agreement beginning on page 106 of Public Filing No. 4.

June 20, 2024

Dilution, page 67

2.

We note you will not receive any cash proceeds from the Daly Waters Placement relating to your joint venture related expenses or upon conversion of the Convertible Note relating to mobilization and related expenses incurred. It appears the shares issued in these two transactions as a result of expenses incurred should not have an impact on the “as adjusted net tangible book value.” Please revise your as adjusted net tangible book value and the as adjusted net tangible book value per share as of March 31, 2024 and the related dilution disclosures as appropriate, or explain to us why no revisions are required.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. We also note for the Staff our response to Comment #1 above as it related to the Daly Waters Placement. Please see pages 68-70 of Public Filing No. 4.

3.

Please disclose the details of the transactions relating to the conversion of the Convertible Note issued to H&P and issuance of shares in the Daly Waters Placement. In addition, disclose the impact of these share issuances on the adjusted net tangible book value.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 68-70 of Public Filing No. 4.

**********

If you have any questions regarding the foregoing responses or the Registration Statement, please do not hesitate to contact me by telephone at (713) 546-7416 or by email at michael.chambers@lw.com.

Very truly yours,

Michael Chambers of LATHAM & WATKINS LLP

Enclosure

cc:	Joel Riddle, Chief Executive Officer of Tamboran Resources Corporation

Eric Dyer, Chief Financial Officer of Tamboran Resources Corporation

David Miller, Latham & Watkins LLP

Trevor Lavelle, Clifford Chance US LLP

Andrew S. Epstein, Clifford Chance US LLP